UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.

(Translation of registrant’s name into English)

1 Azrieli Center, Building A, 4th Floor

26 HaRokmim Street, Holon, Israel 5885849

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Perion Network Ltd. (“Perion”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, unaudited condensed consolidated financial statements of Perion as of and for the six-month period ended June 30, 2021; and (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes Perion’s financial condition and results of operations as of and for the six-month period ended June 30, 2021.

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2021

99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations

101

Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets, (ii) Interim Consolidated Statements of Income (Loss), (iii) Interim Consolidated Statements of Comprehensive Income (Loss); (iv) Interim Consolidated Statements of Changes in Shareholders' Equity, (v) Interim Consolidated Statements of Cash Flows, and (vi) the Notes to Interim Consolidated Financial Statements

Exhibit 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into Perion’s registration statements on Form F-3 (File No. 333-254706) and Form S-8 (File Nos. 333-133968, 333-152010, 333-171781, 333-188714, 333-192376, 333-193145, 333-203641, 333-208278, 333-216494, 333-237196 and 333-249846).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By:	/s/ Maoz Sigron
Name:	Maoz Sigron
Title:	Chief Financial Officer

Date: August 31, 2021